Via Facsimile and U.S. Mail
Mail Stop 6010


November 8, 2005


Mr. Steven D. Albright
Chief Financial Officer
Reliv` International, Inc.
136 Chesterfield Industrial Boulevard
Chesterfield, Missouri  63005

Re:	Reliv` International, Inc.
	Form 10-K for the year ended December 31, 2004
      Filed March 16, 2005
	File No. 000-19932

Dear Mr. Albright:

      We have limited our review of your filing to those issues we
have addressed in our comments.     In our comments we ask you to
provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004 filed on March 16,
2005

Item No. 9A - Controls and Procedures

Effectiveness of Controls and Procedures

1. Please confirm to us, if true, that your disclosure controls and procedures were designed to provide "reasonable assurance" that the controls and procedures will meet their objectives. We are requesting this information to determine whether the objective for the design of the disclosure controls and procedures is consistent with your principal executive officer and principal financial officer`s conclusion that your disclosure controls and procedures are effective at that "reasonable assurance" level. If true, please represent to us that you will clarify this in future filings. If not true, please provide us an explanation.

Form 10-Q for the six months ended June 30, 2005 filed August 9,
2005

Note 7 - Related Party Transactions

2. Please provide us the following information:

* How you allocated the excess purchase price over par between additional paid-in capital and accumulated deficit in the various treasury stock transactions disclosed that reduced stockholders` equity by $9,485,000 as of June 30, 2005.
* How your accounting for retirement of treasury stock complies with paragraphs 12 and 13 of APB Opinion 6.
* A reconciliation of your disclosures here with your related balance sheet and statement of cash flows disclosures. For example, tell us the number of shares purchased with cash and the number of shares purchased by issuing a promissory note, including the date and amount of each transaction.


      Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christine Allen, Staff Accountant, at (202)
551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
Senior Assistant Chief Accountant
??

??

??

??

Mr. Steven D. Albright
Reliv' International, Inc.
November 8, 2005
Page 3